SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                              Menley & James, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   586817 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 19, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |X| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 586817 10 8                                         Page 1 of  pages 1
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Harvey Houtkin
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    United States
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        71,911

    (6) Shared voting power:
        127,600

    (7) Sole dispositive power:
        71,911

    (8) Shared dispositive power:
        127,600

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

     199,511
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |X|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     3.2%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Item 1.
      1.    Name of Issuer
                  Menley & James, Inc.
      2.    Address of Issuer's Principal Executive Offices
                  125 Strafford Avenue
                  Suite 300
                  Wayne, PA 19087

Item 2.
      (a)   Name of Person Filing.  Harvey Houtkin
      (b) Address of Principal Business Office or if none, Residence. 160 Summit Avenue, Montvale, NJ 07645
      (c)   Citizenship.  United States
      (d)   Title of Class of Securities. Common Stock
      (e)   CUSIP Number. 586817 10 8

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)   Broker of dealer registered under Section 15 of the Act (15
            U.S.C.78o)

      (b)   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

      (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 80a-8)

      (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8

      (e)   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(F)

      (f) An employee benefit plan or endowment fund in accordance with ss.240.13d- 1(b)(1)(ii)(F)

      (g) A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G)

      (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.X. 1813)

      (i) A Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

      (j)   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned 344,511 (includes shares owned by Mr. Houtkin's wife Sherry Houtkin, as to which Mr. Houtkin disclaims beneficial ownership).

      (b)   Percent of class  5.6%

      (c)   Number of shares as to which the person has:

            (a)   Sole power to vote or to direct the vote               127,600

            (b)   Shared power to vote or to direct the vote              71,911

            (c)   Sole power to dispose or to direct the disposition of  127,600

            (d)   Shared power to dispose or to direct the disposition of 71,911

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of moer than five percent of the class of securities, check the following. ___

Item 6. Ownership of More than Five Percent on Behalf of Another Person

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

      Sherry Houtkin, the wife of Harvey Houtkin, owns 145,000 shares of the issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      If a parent holding company has filed this schedule pursuant to ss.240.13d- 1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13(d)-1(d), attach an exhibit stating the identification of the relavant subsidiary.

Item 8. Identification and Classification of Members of the Group

      If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      April 26, 1999
                                                     ----------------
                                                           Date

                                                     s/Harvey Houtkin
                                                     ----------------
                                                         Signature

                                                      Harvey Houtkin
                                                     ----------------
                                                       Name/Title